August 30, 2011

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington D.C.  20549

RE:       Numerex Corp

Form 10-K for the fiscal year ended December 31, 2010

Filed March 30, 2011

File No. 000-22920

Dear Mr. Spirgel:

We are writing to address the Staff’s comments in its August 19, 2011 letter (the “Comment Letter”) to Numerex Corp. (the “Company”).   To facilitate the Staff’s review, we have restated the comments from the Comment Letter below and provided our response.

Form 10-K for the fiscal year ended December 31, 2010

Definitive Proxy Statement filed April 8, 2011

The Use of Compensation Survey Data and Peer Companies

1.	We note your response to comment one from our letter dated July 28, 2011. Your response suggests that you used the Watson Wyatt 2010 Top Management Survey and ERI Executive Compensation database to obtain a general understanding and market overview.  However, your disclosure indicates otherwise.  For instance, you state “the compensation consultant used three principle sources [which include the Watson and ERI surveys] to produce competitive benchmarks for Numerex executive positions;” and footnote one to tabled titled “NEO COMPENSATION COMPARED TO COMPETITIVE BENCHMARKS” states the COO benchmarks are based on the Watson and ERI surveys.  Therefore, disclose the constituent companies of the surveys used in benchmarking compensation.  Otherwise, make clear your use of surveys in setting executive compensation.

Division of Corporation Finance
Securities and Exchange Commission
August 30, 2011

Response:   This is to clarify our response to Comment 1 in the Staff’s letter dated July 28, 2011 regarding “The Use of Compensation Survey Data and Peer Companies.”

The disclosure states that the consultant used three principal sources of information to produce competitive benchmarks:

1.	Pay publicly reported by a group of public companies in the technology and software industries that are, on average, of comparable size to Numerex (the “peer” group),

2.	Survey data from Watson Wyatt’s 2010 Top Management Survey, and

3.	ERI’s Executive Compensation database.

Footnote 1 to the table “NEO COMPENSATION COMPARED TO COMPETITIVE BENCHMARKS” states that the benchmarks for each of the CEO and CFO are based on information from the peer group of 19 constituent public companies identified above.  Because compensation for a COO or comparable position is not available for all companies in the peer group, the compensation committee created benchmarks for the COO using a mix of public information from the peer group and survey data from the Watson Wyatt (now, TowersWatson) and ERI databases.  These surveys, accessed through on-line software, produce statistical benchmarks (e.g., 25%, median) for the subsets selected around revenue and industry but do not show the names of the individual constituent companies.  We believed that footnote 1, together with the introductory language to the table that refers to a “synthesis of the competitive data”--  meaning a combination or mix of data -- accurately described the compensation committee’s use of surveys in reviewing compensation.

We will clarify this disclosure in future filings.

Non-Equity Incentive Based Awards

2.
We note your response to comment two from our letter dated July 28, 2011. We note your proposed disclosure; however it does not appear that you propose to disclose your performance targets and actual performance against these targets. Please clarify.  In this regard, please note that we generally do not consider prior year’s performance targets as subject to competitive harm.  Also if you believe your performance targets contain confidential information, then provide a robust competitive harm argument.

Response:  The Company has reviewed the Staff’s comment with respect to the disclosure of performance targets in connection with the discussion of the Company’s non-equity incentive awards.  In future filings, the Company will disclose corporate-wide revenue and EBITDA performance targets.  The performance of each of the Chief Executive Officer (CEO), Chief Financial Officer (CFO) and Chief Technology Officer (CTO) is measured against those targets, and will be reported as part of the CD&A.

Division of Corporation Finance
Securities and Exchange Commission
August 30, 2011

The revenue targets for the Chief Operating Officer (COO) and the Executive Vice-President, Corporate Development (EVP) are based on confidential business unit objectives.  The Company continues to believe that disclosure of the business unit revenue targets for the COO and EVP would cause substantial competitive harm to the Company.  Our compensation committee sets the targets at the beginning of each fiscal year, and those targets are derived from internal analyses and projections of the Company’s performance included in our confidential strategic operating plan, which covers the coming fiscal year as well as future years.  Embodied in such targets are the Company’s expectations of the performance of its key business units, competitive conditions in the Company’s markets and other economic factors not otherwise publicly disclosed.   We believe that any public disclosure of revenue targets at the business unit level would need to be accompanied by some discussion of the component parts of the underlying measures, their relative weightings, the method of calculating the measure and other material information.

The disclosure of the composition and inner workings of these measures, including the specific target levels, would give the Company’s competitors an unfair advantage by allowing them undue insight into the Company’s plans, strategies and expectations for its services and business for the coming years.  Our business unit target levels reflect projections developed from broad-based Company services, sales and marketing data, and strategic opportunities which is available to us well before – if ever – becoming available to our competitors.  Those projections are used by us in making pricing and marketing decisions, among many others.  If our competitors learned of this valuable information through our required public disclosure of it and other publicly available information, we would lose our ability to quickly adjust our pricing and services structures and make other adjustments to our business plans to address trends which would be apparent to us, but which would not be immediately apparent to anyone not in possession of the information that we develop internally.

In addition, we do not believe that disclosure of the specific business unit targets would materially enhance an investor’s understanding of our compensation policies and decisions.  Unlike the company-wide revenue and EBITDA targets for our CEO, CFO and CTO, which are derived from the Company’s consolidated financial statements and thus demonstrate a link between compensation and overall performance, the revenue targets for the COO and EVP are intended to advance specific elements of each business unit’s strategic plan.  The Company believes that explaining the terms of the non-equity incentive plan award, disclosing the company-wide qualitative metrics, the percentage basis by which such executive officer exceeded the target (or whether the officer failed to achieve the target) and the amount of the resulting payment, are collectively sufficient for an investor to gain a material understanding as to the non-equity incentive compensation payment for such two officers.  See Instruction 1 to Item 402(b) of Regulation S-K.

The Company has provided representative disclosure on Appendix A hereto, using the compensation data from fiscal 2010.  The new disclosure is shown marked against the disclosure from the Company’s Definitive Proxy Statement filed on April 8, 2011.

Division of Corporation Finance
Securities and Exchange Commission
August 30, 2011

In connection with these responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Sates.

Should the Staff have any comments of the contents of this letter, please contact the undersigned at 770-485-2527.

Sincerely,

/s/ Alan Catherall

Name:  Alan Catherall

Title:   Chief Financial Officer
             Numerex Corp.

cc:     Richard E. Baltz, Arnold & Porter LLP

Division of Corporation Finance
Securities and Exchange Commission
August 30, 2011

Appendix A

Non-Equity Incentive Based Awards

The annual “non-equity incentive based awards,” or cash bonuses, are designed to maintain NEO focus and motivation around annual activities deemed critical to growing shareholder value.  In 2010, we continued our focus on a balance of growing revenue and growing EBITDA (earnings before interest, depreciation, taxes, amortization and exceptional one-time adjustments).   Keeping our NEOs focused on EBITDA is particularly critical in a technology-based, growth business such as ours where the opportunities for fruitful investment are plentiful but where there is also significant risk of over-investment in opportunities that may not yield a return on investment.

The ~~Incentive~~incentive awards pay out at targeted levels if revenue and EBITDA achieve the challenging goals of ~~revenue and EBITDA~~ growth budgeted for the fiscal year. ~~A bonus is not paid if the budgets are not achieved. Awards can exceed the target levels up to the maximum payout if revenue is at least at budgeted levels and EBITDA results exceed budgeted levels. These annual awards are subject to reductions at the Committee’s or CEO’s discretion if the NEOs fail to meet specific objectives such as expense control.~~ Goals for our CEO, CFO, and CTO are based on company-wide revenue and EBIDTA.  The Committee determines the revenue and EBITDA budgets prior to each fiscal year.  Our Committee derives the revenue and EBITDA targets from the same process by which we develop our internal annual budget for the current fiscal year and projections for future fiscal years.

The goals for our COO and EVP consist of company-wide EBIDTA and business unit revenue measures.  Business unit goals for our COO and EVP are intended to advance specific elements of each business unit’s strategic plan. The Committee sets targets that it believes will be challenging for the named executive officer to achieve and will require significant growth and progress by the Company in furtherance of its business objectives.  The revenue target was satisfied by only one of the named executive officers.  The EBITDA targets were met and modestly exceeded by three named executive officers, while one named executive officer met the maximum EBITDA target and the other failed to meet his EBITDA target.

A bonus is not paid if the budget targets are not achieved.  These annual non-equity incentive based awards are subject to reductions at the Committee’s or CEO’s discretion if the NEOs fail to meet specific objectives, such as expense control.   In fiscal 2010, the Committee exercised such negative discretion to reduce the award to Mr. Smith as a result of Mr. Smith not meeting certain internal project development deadlines.  Mr. Smith’s award was reduced by $30,000.

Revenue Targets.  The revenue portion of the target is payable only upon achieving the target, and no additional payments are made for exceeding the revenue target.  No award is paid if the performance targets are not achieved.   For fiscal 2010, the budgeted revenue target for each of Messrs. Niccolaides, Catherall and Smith was $63.0 million and the actual revenue was $58.2 million, resulting in the revenue target not being met and no award paid for such portion.  The budgeted revenue for Messrs. Marett and Fienberg are based on confidential, internal budget forecasts.  Mr. Marett achieved his revenue target for his business unit, resulting in a payment of $46,875, or 18.75% of his base salary.  Mr. Fienberg did not achieve his revenue target.

Division of Corporation Finance
Securities and Exchange Commission
August 30, 2011

EBITDA Target.   If the maximum EBITDA targets are exceeded, the named executive officer may receive the maximum amount payable.  The named executive officer is entitled to a “stretch amount”, or a prorated amount, if the EBITDA results are between the target and the maximum payment.  Mr. Nicolaides exceeded his EBITDA target of $5.7 million by 5.3%, resulting in a payment of $142,576, or 43.2% of his base salary.  Mr. Catherall exceeded his EBITDA target of $5.7 million by 5.3%, resulting in a payment of $68,857, or 27% of his base salary, and Mr. Smith exceeded his EBITDA target of $5.7 million by 5.3%, resulting in a payment of $37,507, or 15% of his base salary.  None of the foregoing named executive officers exceeded their maximum EBITDA targets.  The EBITDA targets for Messrs. Marett and Fienberg were based on confidential, internal budget forecasts.  Mr. Marett met his EBITDA target maximum, resulting in a payment of $140,625, or 56.25% of his base salary.  Mr. Fienberg did not meet his EBITDA target and did not receive any incentive payment.

Non-Equity Plan Incentive compensation payable for FY 2010 as a % of Base Salary

Position	Corporate/Business Unit Revenue Achieves Budget (1)	Corporate EBITDA Achieves Budget (1)	Maximum Additional payable if Corporate/Business Unit EBITDA exceeds Budget (2)	Maximum Payable
CEO	30%	30%	60%	120%
CFO	18.75%	18.75%	37.5%	75%
CTO	18.75%	18.75%	37.5%	75%
COO	18.75%	18.75%	37.5%	75%
EVP, Corporate Development	18.75%	18.75%	37.5%	75%

(1)	Zero bonus is payable for revenue or EBITDA if the target is not achieved
(2)	Maximum target for most NEO’s including CEO is at least 20% over Budget. Bonus is prorated for EBITDA results between Budget and Maximum